Exhibit 99.27

PROXY SET UP FORM

This set up form will determine the attributes and content of your customized Form of Proxy. If Notice & Access is being utilized, additional information will be required for each resolution provided. Computershare has created this form for use with our high volume scanning using optical character recognition technology, allowing for faster processing of holder-related forms, and minimizing manual data entry. All Computershare’s forms are based on standard templates to achieve consistency for ease of recognition by holders, while at the same time affording the flexibility for company-specific customisation.

In use for many years, public companies in Australia, U.K., U.S. and Canada are enjoying the benefits of the Computershare’s Form of Proxy concept and holders are benefiting from their clear and consistent design.

Please make the necessary amendments in this form for us to prepare your proxy by completing the blue sections within the form. Once completed, please e-mail your Proxy Set Up Form to your Relationship Manager.

If you have any questions, please don’t hesitate to contact your Relationship Manager.

Meeting Information

A.	Company Name & Colour Company Logo

Santacruz Silver Mining Ltd.

<Insert Full Company Name – French>

In most cases, we will already have on file your company’s black & white logo. If Internet Voting will be offered, please also e-mail your colour company logo in .jpg or .gif format, in both English and French (as applicable). For more information and pricing for electronic proxy voting and electronic document delivery, please contact your Computershare Relationship Manager.

B.	Meeting Type, Meeting Date and Quorum Requirements

Annual General and Special Meeting to be held on November 20, 2025

We also require your Company Quorum requirements for this meeting in order to prepare your proxy tabulation reports:

A quorum for a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 5% of the issued shares entitled to vote.

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C.	Notes to Proxy

The text displayed below conforms to the Provincial and Federal Business Corporations Acts for contents of a Form of Proxy:

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favor or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

D.	Electronic Voting/Electronic Document Delivery Options

Many companies are now taking advantage of the changes in legislation to offer these options to their holders. Enter ‘X’ in relevant box(es) below or leave blank if you will not be offering these options to holders.

X	Telephone Voting
X	Internet Voting
Electronic Document Delivery*

* To web-enable your company for e-delivery, please speak with your Computershare Relationship Manager to have this set up for your company.

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E.	Proxy Cut-off Time

Generally, the meeting cut-off time for voting is 48 hours prior to the meeting, or close of business 2 business days prior to the meeting date.

●	48 hours example: For a meeting held at 10:00 a.m. on June 6th 2013, proxies submitted must be received by 10:00 a.m. on June 4th.
●	2 business days example: For a meeting held at 10:00 a.m. on June 6th 2013, proxies submitted must be received by close of business (5:00 p.m.) on June 4th.

Proxies submitted must be received by 10:00 a.m., Pacific Standard Time on November 18, 2025

F.	Appointment of Proxyholder

I/We being holder(s) of Santacruz Silver Mining Ltd. hereby appoint(s): Barry Girling or failing him/her Larry Okada, or failing him/her Mackenzie Guy.

G.	Appointment of Proxy (continued)

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Santacruz Silver Mining Ltd. to be held at the Offices of DuMoulin Black LLP, 15th Floor, 1111 West Hastings Street, Vancouver, BC , on November 20, 2025 at 10:00 a.m. Pacific Standard Time and at any adjournment or postponement thereof.

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H.	Alternate Proxy Appointee Text

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

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Resolutions

Please mark appropriate boxes below as applicable:

I.	Number of Directors:

To Set the Number of Directors at 5. *

* Will be the first resolution on the proxy form if applicable

Please note allowable responses for setting the number of Directors are FOR and AGAINST.

If Notice & Access is being utilized, please provide the Section Title from the Information Circular for this resolution.

Section Title:

J.	Election of Directors (select one of the following options):

x	Individual Voting	(no Directors election)

J a) Election of Directors – If INDIVIDUAL VOTING

Please list the names of each Director in each of the following lines:

1. Arturo Prestamo Elizondo
2. Federico Villasenor
3. Roland Lohner
4. Larry Okada
5. Barry Girling
6. <Insert Director’s Name>
7. <Insert Director’s Name>
8. <Insert Director’s Name>
9.<Insert Director’s Name>
10.<Insert Director’s Name>
11.<Insert Director’s Name>

Please note the allowable responses for Election of Directors are FOR and WITHHOLD for Individual Voting of Directors.

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If Notice & Access is being utilized, please provide the Section Title from the Information Circular for this resolution.

Section Title:

K.	Appointment of Auditors

Appointment of Davidson & Company LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

Please note allowable responses for the Appointment of Auditors are FOR and WITHHOLD.

If Notice & Access is being utilized, please provide the Section Title from the Information Circular for this resolution.

Section Title:

L.	Other Resolutions

You might have other resolutions to add to your proxy form, such as changes in the company’s by-laws, special resolution on Directors’ Stock Option Plan, upcoming Private Placements and other future corporate events, or any other business to be voted on at the meeting.

Each resolution title can be a maximum of 250 characters and each resolution text can be a maximum of 3500 characters, and these are limited to the spacing available as per the document options.

In the below, complete Resolution Title and Resolution Text to be displayed on the Proxy form, in sequential order, and enter “X” in appropriate box to indicate each allowable response. We also require each Resolution Passing requirement (in %) in order to prepare our proxy tabulation reports.

Approval of Omnibus Incentive Plan

To consider and, if thought fit, to approve an ordinary resolution approving the Company’s Omnibus Incentive Plan, as more fully set forth in the information circular accompanying this proxy form.	FOR	AGAINST	WITHHOLD	% Pass
	X	X		50 + 1

If Notice & Access is being utilized, please provide the Section Title from the Information Circular for this resolution.

Section Title:

Approval of Consolidation

To consider and, if thought advisable, to approve, with or without variation, an ordinary resolution approving the consolidation of the common shares of the Company, as more particularly described in the information circular.

FOR	AGAINST	WITHHOLD	% Pass
X	X		50 + 1

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If Notice & Access is being utilized, please provide the Section Title from the Information Circular for this resolution.

Section Title:

<Insert Resolution #3 Title>

<Insert Resolution #3 Text>	FOR	AGAINST	WITHHOLD	% Pass

If Notice & Access is being utilized, please provide the Section Title from the Information Circular for this resolution.

Section Title:

<Insert Resolution #4 Title>

<Insert Resolution #4 Text>	FOR	AGAINST	WITHHOLD	% Pass

If Notice & Access is being utilized, please provide the Section Title from the Information Circular for this resolution.

Section Title:

<Insert Resolution #5 Title>

<Insert Resolution #5 Text>	FOR	AGAINST	WITHHOLD	% Pass

If Notice & Access is being utilized, please provide the Section Title from the Information Circular for this resolution.

Section Title:

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Financial Statements Request

Security regulations require that securityholders be solicited on an annual basis regarding whether they wish to receive Financial Statements. The company’s financial information is normally available on its website or on SEDAR; however, if securityholders wish to receive the Financial Statements by regular mail, they must reply to the questions detailed below.

Instead of including a supplemental mail list card as a separate enclosure in your mailing, we can use the Form of Proxy to collect this information for any registered holders who wish to be placed on the supplemental mail list in accordance with National Instrument 51-102, to receive Interim and Annual Financial Statements.

Opt-Out or Opt-In question for Annual Financial Statements request

Many companies are now also soliciting input from their registered holders on whether they would like to decline to receive (“Opt-Out”) the Annual Financial Statements. Based on your Provincial Corporations Act or your corporate by-laws, you might be able to ask your registered holders to request to receive (“Opt-In”) the Annual Financial Statements.

Please indicate below if you want to solicit registered holders to receive Interim and Annual Financial Statements by inserting an “X” in the appropriate boxes:

x

Interim Financial Statements

A tick box under the Authorized Signature(s) line will be included to say “Mark this box if you would like to receive Interim Financial Statements and accompanying management’s discussion and analysis by mail.”

Annual Financial Statements / Opt-Out question

A tick box under the Authorized Signature(s) line will be included to say “Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying management’s discussion and analysis by mail”.

x

Annual Financial Statements / Opt-In question

A tick box under the Authorized Signature(s) line will be included to say “Mark this box if you would like to receive the Annual Financial Statements and accompanying management’s discussion and analysis by mail”.

Information Circular – Notice & Access mailings

A tick box under the Authorized Signature(s) line will be included to say “Mark this box is you would like to receive the Information Circular for the next Securityholders’ meeting

No NI 51-102 question/card is required with this proxy mailing

If Notice & Access is being utilized, a post meeting fulfillment number must be provided to securityholders to enable them to request materials after the meeting is closed. Please provide that number below.

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